UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.


                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                       (Amendment No. ______)*

                         FFBS BANCORP, INC.
          ____________________________________________
                         (Name of Issuer)


             Common Stock, Par Value $0.01 Per Share
          ____________________________________________
                  (Title of Class of Securities)



                           30242P-10-9
          ____________________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement __.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 30242P-10-9

 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       First Federal Bank For Savings Employee Stock Ownership Plan IRS ID No. 64-0828070

 2.  Check the Appropriate Box if a Member of a Group

     (a)  ___

     (b)  ___

 3.  SEC Use Only

 4.  Citizenship or Place of Organization

       Federally Charter Stock Savings Institution's Employee Benefit Plan Organized in Mississippi.

Number of Shares Beneficially Owned by Each Reporting Person with:

 5.  Sole Voting Power

       76,176

 6.  Shared Voting Power

       50,072

 7.  Sole Dispositive Power

       76,176

 8.  Shared Dispositive Power

       50,072



 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       126,248

10. Check box if the aggregate amount in Row (9) excludes certain shares ___

11.  Percent of Class Represented by Amount in Row 9

       8.03% of 1,572,639 shares of common stock outstanding at 12/31/97

12.  Type of Reporting Person

       EP





                       First Federal Bank for Savings
                       Employee Stock Ownership Plan

                                SCHEDULE 13G



Item 1(a)    Name of Issuer:
             FFBS Bancorp, Inc.

Item 1(b)    Address of Issuer's Principal Executive Officers:
             1121 Main Street
             Columbus, MS  39703-0152

Item 2(a)    Name of Person Filing:
             First Federal Bank for Savings
             Employee Stock Ownership Plan
             Trustee:  National Bank of Commerce of MS
                       P. O. Box 631
                       Columbus, MS  39703

Item 2(b)    Address of Principal Offices:
             1121 Main Street
             Columbus, MS  39703-0152

Item 2(c)    Citizenship:
             Federally chartered stock savings institution's employee stock benefit plan organized in Mississippi.

Item 2(d)    Total of Class of Securities:
             Common Stock par value $.01 per share

Item 2(e)    CUSIP Number:  30242P-10-9

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 126,248 shares of the issuer. The number of shares represents 8.02% of the common stock, par value $.01, of the issuer, based on 1,574,639 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 76,176 of the shares and shared power to vote 50,072 shares. The reporting person has the sole power to dispose or direct the disposition of 76,176 shares and the shared power to dispose of 50,072 shares of common stock.

Item 5       Not applicable.

Item 6       Not applicable.

Item 7       Not applicable.

Item 8 The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9       Not applicable.

Item 10      Certification

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired to connection with or as a participant in any transaction having such purpose or effect.

             Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             February 9th, 1998
             (Date)


             WILLIAM M. BRIGHAM
             William M. Brigham/Senior Vice President
             (Name/Title)